UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2001

QUIÑENCO, S.A.

(Exact name of registrant as specified in its charter)

QUIÑENCO, INC.

(Translation of registrant's name into English)

Quiñenco S.A.
Enrique Foster Sur, No. 20, 14th Floor
Santiago, Republic of Chile

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-__________.

This report consists of a two press releases, the first of which is announcing a proposed dividend distribution by Quiñenco's Board of Directors and the second of which is announcing Quiñenco's 2001 fourth-quarter and year end results.

QUIÑENCO S.A.

FOR IMMEDIATE RELEASE

For further information contact:

Cindi Freeman Investor Relations Quiñenco S.A. (56-2) 750-7221 e-mail: cfreeman@lq.cl	or	Lucia Domville Citigate Dewe Rogerson (212) 419-4166 e-mail: lucia.domville@citigatedr-ny.com

QUIÑENCO PROPOSES DIVIDEND DISTRIBUTION OF Ch$5.75 PESOS PER SHARE

March 21, 2002 – Santiago, Chile. Quiñenco S.A. (LQ:NYSE) reported today that its Board of Directors has proposed a dividend per share of Ch$5.75 pesos, equivalent to 40% of 2001 net profit. The proposal will be put forth at the Company's General Ordinary Shareholders Meeting to be held in April 2002.

At the Board of Directors meeting, which was held on March 19, 2002, the Board proposed a total dividend distribution of Ch$6,203,752,733 (or Ch$5.7456 pesos per share) to be distributed among its 1,079,740,079 common shares, as follows:

- A minimum (obligatory by law) dividend of Ch$3,508,344,062, equivalent to Ch$3.24925 pesos/share and 22.62% of 2001 earnings
- An additional dividend of Ch$2,695,408,671, equivalent to Ch$2.49635 pesos/share and 17.38% of 2001 earnings.

If this dividend proposal is accepted at the General Ordinary Shareholders Meeting, it will be payable on May 9, 2002.

Quiñenco will be reporting its financial results for the fourth quarter and year-end 2001 on or before March 30, 2002.

#

QUIÑENCO S.A.
www.quinenco.cl

FOR IMMEDIATE RELEASE

For further information contact:

Quiñenco S.A.
Cindi Freeman-IRO
(56-2) 750-7221
e-mail: cfreeman@lq.cl

Citigate Dewe Rogerson
Lucia Domville
(212) 419-4166
e-mail: lucia.domville@citigatedr-ny.com

QUIÑENCO S.A. ANNOUNCES RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2001

(Santiago, Chile, March 26, 2002) Quiñenco S.A. (NYSE:LQ), a leading Chilean business conglomerate, announced today its consolidated financial results in Chilean GAAP, for the fourth quarter and year-ended December 31, 2001. Results will be discussed by Quiñenco's senior management in a conference call on **Wednesday, April 3, at 10 am EST (11am Chilean time)**.

Consolidated financial results are presented in accordance with Chilean GAAP. All figures are presented in constant Chilean pesos and have been adjusted to reflect the effects of inflation (3.1% year-over-year). Figures in US$ have been converted from Chilean pesos (Ch$) at the observed exchange rate on December 31, 2001 (Ch$654.79 = US$1.00) and are only provided for the reader's convenience.

2001 FINANCIAL HIGHLIGHTS

- **Net income reached Ch$15,509 million (US$23.7 million), compared to a net loss of Ch$5,823 million (US$8.9 million) in 2000**
- **Consolidated sales reached Ch$474,037 million (US$724.0 million), an increase of 1.8% over 2000**
- **Operating income rose by 8.4% to Ch$17,515 million (US$26.7 million) in 2001**
- **Sales of Entel shares during 2001, boosted non-operating results by Ch$49,569 million (US$75.7 million)**

4

GROUP HIGHLIGHTS – FOURTH QUARTER OF 2001 AND SUBSEQUENT EVENTS

Dividend Proposal

On March 21, 2002 Quiñenco announced that its Board of Directors has proposed a dividend distribution of Ch$6,203,752,733 (Ch$5.7456 pesos per share), to be approved at the General Ordinary Shareholders Meeting to be held in April. The proposed dividend is 40% of 2001 net earnings.

Effect of Argentine Crisis on financial results as of December 31, 2001

On March 13, 2002, Quiñenco reported the effects of the ongoing Argentine crisis on its financial results as of December 31, 2001 to the Chilean Superintendency of Securities and Insurance (SVS). Quiñenco, as a holding company, is exposed to the economic crisis and currency devaluation in Argentina through its 56.1%-owned subsidiary, Madeco and its 30.8%-owned affiliate, CCU. Losses incurred in connection with its interest in Madeco approximated Ch$9,975 million (US$15.2 million) and with CCU, Ch$556 million (US$0.9 million) for the period ended December 31, 2001.

Banco de Chile and Banco Edwards merged their operations on January 2, 2002

The merger of Banco de Chile and Banco Edwards was effective on January 2, 2002. The new Banco de Chile is now the country's largest private banking institution with an estimated 20% market share in terms of loans, deposits and investments. Banco de Chile, the surviving entity, and Banco Edwards, which will remain as a brand for individual banking customers, opened its doors with over one million customers, 262 branch offices located throughout the country, and a network of 670 ATMs.

Banco de Chile completed it's listing on the NYSE, and since January, is being traded in New York as ADRs (ticker: BCH) and on the Santiago Stock Exchange. Shares of Banco Edwards, which were traded on both exchanges until March 21st, have since been converted to Banco de Chile common shares.

Quiñenco Reported a Material Development with Regard to its Interest in CCU

On December 19, 2001, Quiñenco reported that the arbitration panel handling the conflict between Quiñenco and its 50% joint venture partner in IRSA had issued an interim decision. The panel instructed the Schorghuber Group not to transfer any interest it has in IRSA, the holding company which controls over 61% of CCU, until which time the proceedings are completed and a final decision has been issued. This conflict arose in 2001 when the Schorghuber Group reportedly sold a 49.9% interest it held in IRSA to Heineken, CCU's main competitor in Chile and Argentina. Quiñenco considered this action contrary to its interest and has taken the matter to the International Chamber of Commerce. At present, it is uncertain when a final ruling will be issued, however the Company hopes that this conflict will be settled during 2002.

QUIÑENCO S.A.
Enrique Foster Sur N° 20, floor N°14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101

Lucchetti Successfully Completed its Financial Restructuring Process

During the fourth quarter of 2001, Lucchetti completed a comprehensive debt restructuring which involved a reduction in the company's overall debt level and a reprogramming of its debt maturities. As of December 31, 2001, Lucchetti had reduced its bank debt by over 46% to Ch$56,432 million (US$86.2 million). Proceeds from the sale of its Argentine operations in 2001 (approximately US$47 million) and a capital increase in the fourth quarter which amounted to Ch$18,294 million (US$27.9 million), of which Quiñenco subscribed to Ch$18,264 million (US$ 27.9 million), were the main sources used to cancel debt. The remaining debt was rolled over into a medium term (seven year) financing granted by a syndication of local banks. An additional capital increase in Lucchetti was carried out in January of 2002 for Ch$2,706 million (US$4.1 million) of which Quiñenco subscribed to Ch$2,701 million (US$4.1 million).

Madeco

On January 14, 2002, Madeco announced that the economic recession in Argentina and the regional economic slowdown has put a considerable strain on the company's resources. As a consequence, Madeco has retained Salomon Smith Barney to advise the company in the restructuring of its financial liabilities. Madeco aims to develop a plan, in conjunction with Salomon Smith Barney, which contemplates a debt restructuring, optimal use of working capital and a possible equity increase.

QUIÑENCO S.A.
Enrique Foster Sur N° 20, floor N°14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101

6

Net Income Contribution (in millions of Ch$ as of 12/31/2001)*

Sector/Company	Quiñenco's ownership % at 12/31/2001	4Q 2000	3Q 2001	4Q 2001	YTD 2000	YTD 2001
Financial Services:						
Banco Edwards (1)	51.2%	2,106	1,157	(2,233)	1,676	5,170
Banco de Chile (1)	52.7%	741	4,563	2,638	2,833	15,527
Food & Beverage:						
CCU (1)	30.8%	4,750	(366)	3,594	8,167	11,817
Lucchetti (1)	93.3%	(5,603)	(1,900)	(2,384)	(8,956)	(5,735)
Telecommunications:						
Telsur (1)	73.6%	1,675	1,529	2,049	5,639	6,239
Entel (2)	5.7%	1,121	249	586	3,944	3,081
Manufacturing:						
Madeco (1)	56.1%	(3,691)	(7,598)	(15,436)	(9,731)	(28,109)
Real estate/hotel admin.:						
Carrera (1)	89.9%	(48)	(384)	(232)	(1,035)	(1,042)
Habitaria (1)	50.0%	35	182	439	(412)	209
Total operating companies		1,086	(2,568)	(10,979)	2,125	7,157
Quiñenco & holding companies		(6,941)	17,924	(12,094)	(7,948)	8,352
Total		**(5,855)**	**15,356**	**(23,073)**	**(5,823)**	**15,509**

* The figures provided in the above table correspond to Quiñenco's proportional share of each company's net income (loss).

(1) Operating company in which Quiñenco has direct or indirect control.

(2) Operating company in which Quiñenco holds a minority interest.

Net Income – Full Year 2001

Quiñenco reported a net profit for the twelve months ended December 31, 2001 of Ch$15,509 million (US$23.7 million), compared to a net loss of Ch$5,823 million (US$8.9 million) in 2000. Quiñenco's main operating companies contributed Ch$7,157 million (US$10.9 million) to net income, a significant improvement over the Ch$2,125 million (US$3.2 million) contributed in 2000. The improvement in operating company contribution was primarily related to Banco de Chile, Banco Edwards, CCU and Telsur, partially offset by losses incurred by Madeco. At the corporate level, Quiñenco and its holding companies contributed Ch$8,352 million to net income (US$12.8 million), mainly as a result of sales of shares of Entel during 2001.

QUIÑENCO S.A.
Enrique Foster Sur N° 20, floor N°14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101

Net Income – 4Q 2001

Quiñenco reported a net loss for the fourth quarter of 2001, which amounted to Ch$23,073 million (US$35.2 million), compared to a net loss of Ch$5,855 million (US$8.9 million) in the fourth quarter of 2000. Quiñenco's main operating companies contributed a loss of Ch$10,979 million (US$16.8 million) to fourth quarter results, compared to a net income contribution of Ch$1,086 million (US$1.7 million) in the fourth quarter of 2000. The deterioration in quarterly earnings at the operating company level was mainly attributable to losses incurred at Madeco in connection with the ongoing Argentine economic crisis and a sharp drop in activity in the Wire and Cable segment in Brazil. At the corporate level, Quiñenco and its holding companies contributed a loss of Ch$12,094 million (US$18.5 million), compared to a loss of Ch$6,941 million (US$10.6 million) in the fourth quarter of 2000, mainly as a result of higher interest expense and amortization expense of goodwill incurred in connection with the acquisition of Banco de Chile in March 2001.

Revenues- Full Year 2001

Consolidated revenues in 2001 reached Ch$474,037 million (US$724.0 million), an increase of 1.8% from the Ch$465,770 million (US$711.3 million) reported in 2000. The increase in sales experienced during the year was mainly attributable to Madeco and Telsur, partially offset by lower sales at Lucchetti. Madeco's sales increase was related to a strong demand for wire and cable products by the telecommunications sector in Brazil during the first half of the year. Telsur also showed a significant increase in sales in 2001 as a result of its ongoing geographic expansion and new product development strategy. Lucchetti's sales decreased by over 13% in 2001. The decrease was attributable to the divestment of the Argentine operation in May of 2001 and a reduction in the sales level of the Peruvian operation.

Revenues - 4Q 2001

Consolidated revenues fell by 31% to Ch$84,424 million (US$128.9 million) in the fourth quarter of 2001, mainly due to sharp deceleration of Madeco's sales volume in Brazil in the wire and cable business. Additionally, the impact of the devaluation of the Brazilian real and the appreciation of the Chilean peso (both vis-à-vis the US dollar) had a negative impact on Madeco's fourth quarter sales level.

Operating Income – Full year 2001

Consolidated operating income for the twelve months ended December 31st was Ch$17.515 million, (US$26.7 million), an increase of 8.4% compared to the same period in 2000. The improvement in operating results was primarily due to Madeco and Telsur, partially offset by a reduction in Lucchetti's operating income. The increase in Madeco's operating income was attributable to the strong demand for wire and cable products in Brazil by the telecom sector during the first semester of the year. Telsur's operating income rose by 9.5% in 2001 as a result of its geographic expansion and efficient management of costs. Lucchetti experienced a drop of 25% in its operating income in 2001, mainly related to the divestment of its Argentine operations in the first half of the year and reduced sales in the Peruvian operation, partially offset by lower SG&A expenses on a consolidated basis. EBITDA amounted to Ch$49,251 million (US$75.5 million) in the year 2001, an increase of 2% over the Ch$47,898 million (US$73.2 million) reported in the year 2000.

QUIÑENCO S.A.
Enrique Foster Sur N° 20, floor N°14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101

Operating Income - 4Q 2001

Quiñenco reported an operating loss of Ch$526 million (US$0.8 million) for the fourth quarter of 2001, compared to an operating profit of Ch$5,279 million (US$8.1 million) in the same period of 2000. The variation in operating results quarter over quarter was primarily attributable to Madeco, who reported an operating loss associated with its wire and cable and brass mills business units. The Operating results were partially compensated for by an increase in operating profits at Telsur. EBITDA amounted to Ch$6,786 million (US$10.4 million) in the fourth quarter of 2001, a decrease of more than 46% over the Ch$12,766 million (US$19.5 million) reported in the fourth quarter of 2000.

Non-Operating Results- Full year 2001

Non-operating losses amounted to US$37,470 million (US$57.2 million) in 2001, compared to non-operating losses of Ch$38,727 million (US$59.1 million) in 2000. The main items included in non-operating results are discussed below.

- **Proportionate share of net income of equity method investments**
  Quiñenco's proportionate share of net income from equity method investments, which includes results from Banco de Chile, Banco Edwards and CCU, three of Quiñenco's most significant investments, reached Ch$36,252 million (US$55.4 million), compared to Ch$17,281 million (US$26.4 million) in 2000. The increase mainly corresponds to the acquisition of a majority stake in Banco de Chile in March of 2001 as well as higher results corresponding to Quiñenco's interest in Banco Edwards and CCU during 2001.
- **Other non-operating income**
  Other non-operating income amounted to Ch$57,628 million (US$88.0 million), a 324% increase over the Ch$13,605 million (US$20.8 million) reported in 2000. Other non-operating income included the sale of 8% of Entel, which generated a gain on sale of Ch$49,569 million (US$75.7 million) in 2001. In addition, other non-operating income includes the gain on sale made in connection with the divestment of Plava Laguna in the third quarter of Ch$1,280 million (US$2.0 million).
- **Amortization of goodwill expense**
  Amortization of goodwill expense amounted to Ch$27,408 million (US$41.9 million) in 2001, a marked increase over the Ch$12,075 million (US$18.4 million) reported in 2000. The increase in goodwill amortization expense is related to the Banco de Chile acquisition, which generated goodwill of Ch$245,956 million (US$375.6 million) (balance as of December 31, 2001). The goodwill associated with the purchase is being amortized over a twenty-year period, using the straight-line method.
- **Interest expense**
  Interest expense for 2001 amounted to Ch$59,009 million (US$90.1 million), an increase of 55% compared to the same period in 2000. The increase is mainly associated with indebtedness incurred in connection with the acquisition of Banco de Chile, and to a lesser extent, an increase in interest expense at Madeco.

QUIÑENCO S.A.
Enrique Foster Sur N° 20, floor N°14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101

- **Other non-operating expenses**
  Other non-operating expenses amounted to Ch$42,240 million (US$64.5 million), compared to Ch$22,058 million (US$33.7 million) in 2000. The increase in non-operating expenses was attributable to Madeco's operations in Brazil and Argentina which underwent restructurings, mostly related to headcount, and a series of other measures in order to adapt the company to prevailing market conditions.
- **Price-level restatement**
  Price-level restatements were Ch$10,632 million (US$16.2 million) in 2001, compared to Ch$6,159 million (US$9.4 million) in 2000, mainly due to exchange rate differences experienced during the period.

Non-Operating Results - 4Q 2001

Quiñenco reported a non-operating loss of Ch$43,780 million (US$66.9 million) in the fourth quarter of 2001, compared to a non-operating loss of Ch$23,817 million (US$36.4 million) in the same quarter in 2000. The main items included in non-operating results are discussed below.

- **Proportionate share of net income of equity method investments**
  Quiñenco's proportionate share of net income from equity method investments, which includes results from Banco de Chile, Banco Edwards and CCU, three of Quiñenco's most significant investments, reached Ch$5,393 million (US$8.2 million), compared to Ch$9,603 million (US$14.7 million) in 4Q 2000. The decrease mainly corresponds to Banco Edwards, whose fourth quarter results were affected by the establishment of voluntary reserves in preparation for its merger with Banco de Chile, and CCU, whose fourth quarter results were influenced by weak volumes sold during the period. The acquisition of a majority stake in Banco de Chile in March of 2001 helped to partially offset the lower results attributable to Quiñenco's interest in companies that it reports under the equity method.
- **Amortization of goodwill expense**
  Amortization of goodwill expense amounted to Ch$4,367 million (US$6.7 million) in the fourth quarter of 2001, down from the Ch$5,084 million (US$7.8 million) reported in the same period in 2000. Goodwill in 2000 was affected by several non-recurring transactions at the holding company level, which increased the related amortization expense in that year. Goodwill expense in 2001 is almost entirely related to the Banco de Chile acquisition in 2001, and to lesser extent, the Banco Edwards acquisition in 1999.
- **Interest Expense**
  Interest expense for the fourth quarter of 2001 amounted to Ch$13,976 million (US$21.3 million), an increase of 24% compared to the same period in 2000. The increase is primarily associated with indebtedness incurred in connection with the acquisition of Banco de Chile.
- **Other non-operating expenses**
  Other non-operating expenses amounted to Ch$30,618 million (US$46.8 million), compared to Ch$16,302 million (US$24.9 million) reported in the same quarter in 2000. The increase in other non-operating expenses is attributable to Madeco who reported significant charges to income in connection with the restructuring of its Brazilian operations and the temporary closing of its Argentine plants.

QUIÑENCO S.A.
Enrique Foster Sur N° 20, floor N°14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101

Income Taxes – Full Year 2001

Quiñenco reported income tax credits in 2001, which amounted to Ch$4,750 million (US$7.3 million), compared to income tax credits of Ch$7,321 million (US$11.2 million) in 2000. The tax credits in 2000 and 2001 relate to the application of new deferred tax accounting norms.

Income Taxes- 4Q 2001

Quiñenco reported income tax credits of Ch$6,975 million (US$10.7 million) in the fourth quarter of 2001, compared to Ch$9,246 million (US$13.2 million) during the same period in 2000. The tax credits in 2000 and 2001 relate to the application of new deferred tax accounting norms.

Minority Interest – Full Year 2001

In 2001, Quiñenco reported an add-back to income of Ch$21,794 million (US$33.3 million). The amount is mainly related to minority shareholders' proportionate share of Madeco's loss reported in 2001.

Minority Interest – 4Q 2001

In the fourth quarter of 2001, Quiñenco reported an add-back to income of Ch$14,010 million (US$21.4 million). The amount is mainly related to minority shareholders' proportionate share of Madeco's fourth quarter loss.

Amortization of negative goodwill – Full Year 2001

In 2001, amortization of negative goodwill amounted to Ch$8,920 million (US$13.6 million), of which Ch$7,582 million (US$11.6 million) was attributable to the divestment of Entel shares during the year, which triggered an early recognition of the corresponding net negative goodwill associated with the original share purchases.

Amortization of negative goodwill – 4Q 2001

Amortization of negative goodwill amounted to Ch$163 million (US$0.2 million) in the fourth quarter of 2001, showing no significant variation from the Ch$415 million (US$0.6 million) reported in the same period in 2000.

QUIÑENCO S.A.
Enrique Foster Sur N° 20, floor N°14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101

Consolidated Income Statement Breakdown (in millions of Ch$ as of 12/31/2001)

	4Q 2000	3Q 2001	4Q 2001	YTD 2000	YTD 2001
Revenues					
Madeco	86,058	86,826	51,049	312,293	331,912
Lucchetti	21,902	22,436	18,376	99,356	86,255
Telsur	11,255	10,946	11,855	42,878	45,341
Carrera	2,183	1,509	1,970	7,452	7,359
Quiñenco & holdings	1,174	744	1,174	3,791	3,170
Total	**122,572**	**122,461**	**84,424**	**465,770**	**474,037**
Operating income (loss)					
Madeco	4,906	695	(1,243)	10,298	10,666
Lucchetti	(1,000)	738	(1,075)	3,532	2,647
Telsur	3,614	3,146	4,223	12,278	13,441
Carrera	46	(290)	(100)	(453)	(540)
Quiñenco & holdings	(2,287)	(2,231)	(2,331)	(9,494)	(8,699)
Total	**5,279**	**2,058**	**(526)**	**16,161**	**17,515**
Non-operating income (loss)					
Interest income	1,812	2,499	978	8,778	7,939
Share of net income/loss from related co:					
CCU	4,750	(366)	3,594	8,167	11,817
Banco Edwards	2,106	1,157	(2,233)	1,676	5,170
Habitaria	35	182	439	(412)	209
Entel	1,121	249	586	3,944	3,081
Banco de Chile	741	4,563	2,638	2,833	15,527
Other equity inv.	850	281	369	1,073	448
Other non-op income	861	29,210	(1,001)	13,605	57,628
Amort. of GW expense	(5,084)	(10,537)	(4,367)	(12,075)	(27,408)
Interest expense	(11,262)	(15,736)	(13,976)	(38,099)	(59,009)
Other non-op expenses	(16,302)	(4,416)	(30,618)	(22,058)	(42,240)
Price-level restatement	(3,445)	(3,619)	(189)	(6,159)	(10,632)
Total	**(23,817)**	**3,467**	**(43,780)**	**(38,727)**	**(37,470)**
Income Tax	9,246	(136)	6,975	7,321	4,750
Extraordinary items	-	1	85	-	-
Minority Interest	3,022	5,874	14,010	6,965	21,794
Amort. of neg. GW	415	4,092	163	2,457	8,920
Net income (loss)	**(5,855)**	**15,356**	**(23,073)**	**(5,823)**	**15,509**

QUIÑENCO S.A.
Enrique Foster Sur N° 20, floor N°14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101

Condensed Consolidated Balance Sheet (in millions of Ch$ as of 12/31/2001)			
Quiñenco	As of 12/31/2000	As of 12/31/2001	As of 9/30/2001
Current assets	384,017	265,751	315,061
Fixed assets	422,123	417,784	444,274
Other assets	600,428	877,708	888,511
Total	1,406,568	1,561,243	1,647,846
Current liabilities	338,226	255,964	330,847
Long-term liabilities	306,079	538,029	493,938
Minority interest	105,499	89,869	110,929
Shareholders' equity	656,764	677,381	712,132
Total	1,406,568	1,561,243	1,647,846

CONSOLIDATED BALANCE SHEET ANALYSIS (vis-à-vis the 3rd quarter of 2001)

Current Assets

Current assets decreased 15.7% compared to the third quarter of 2001, mainly due to a reduction in cash and cash equivalents of Ch$24,491 million (US$37.4 million) and inventory at Madeco of Ch$12,375 million (US$18.9 million). Cash and cash equivalents as of December 31, 2001 amounted to Ch$53,407 million (US$81.6 million).

Fixed Assets and Other Assets

Fixed assets and other assets did not vary significantly compared to the third quarter of 2001.

Current Liabilities

Current liabilities decreased 22.6% compared to the third quarter of 2001, principally due a significant reduction in Lucchetti's short-term liabilities in connection with its debt reduction and restructuring plan implemented in the fourth quarter of 2001, and to a lesser extent, a reduction in Madeco's short-term bank obligations.

Long-Term Liabilities

Long-term liabilities increased by 8.9% compared to the third quarter of 2001, mainly due to an increase in LT bank obligations at Lucchetti, incurred in relation to its restructuring plan, LQIF and Madeco. The increase in long-term liabilities was partially offset by a reduction in long-term notes payable at LQIF.

Minority Interest

Minority interest decreased by 18.3% compared to the third quarter of 2001, mostly related to minority interest in Madeco.

Equity

Shareholders' equity decreased by 4.9% compared to the third quarter of 2001.

QUIÑENCO S.A.
Enrique Foster Sur N° 20, floor N°14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101

Quiñenco Corporate Level

As of December 31, 2001, financial debt at the corporate level was approximately Ch$364,825 million (US$557.2 million). As of the same date, cash and cash equivalents amounted to approximately Ch$45,515 million (US$69.5 million). The debt to total capitalization ratio at the corporate level was 35%.

RETURN ON CAPITAL EMPLOYED (ROCE)

With the aim of focusing on creating value for Quiñenco's shareholders as well as an indicative measurement of operating company results, the following table indicates the return on capital employed (ROCE) at each of Quiñenco's main operating companies:

Operating Companies	ROCE (1) (%)
Madeco	1.5%
Telsur	11.1%
Lucchetti	3.4%
Carrera	-2.3%
CCU	9.3%
Habitaria	5.1%

(1) Adjusted operating return over capital employed for the last 12 months.

QUIÑENCO S.A.
Enrique Foster Sur N° 20, floor N°14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101

SECTOR /OPERATING COMPANY ANALYSIS

FINANCIAL SERVICES SECTOR

The following table details Quiñenco's proportional share of income from investments in the financial services sector during 2000 and 2001:

(in millions of Ch$ as of 12/31/2001)

Sector						
Company	Ownership %	4Q 2000	**YTD 2000**	3Q 2001	4Q 2001	**YTD 2001**
Banco Edwards	51.2%	2,106	1,676	1,157	(2,233)	5,170
Banco de Chile (1)	52.7%	741	2,833	4,563	2,638	15,527

1) Ownership % corresponds to voting rights. Quiñenco's proportionate share of Banco de Chile's income is calculated according to economic ownership percentages in Banco de Chile (4.3%) and SM Chile (51.4%).

BANCO DE CHILE

(in millions of Ch$ as of 12/31/2001)

	4Q 2000	3Q 2001	4Q 2001	YTD 2000	YTD 2001
Operating revenues	70,717	71,120	69,192	270,167	272,544
Provision for loan losses	387	(8,764)	(11,393)	(39,483)	(45,887)
Operating expenses	(45,916)	(38,385)	(46,344)	(145,980)	(148,247)
Net income (loss)	21,709	25,976	15,732	84,498	86,968
Loan portfolio	3,853,378	4,046,453	3,858,820		
Total assets	5,804,801	6,225,813	6,087,452		
Shareholders' equity	394,333	381,667	398,269		
Net interest margin	4.1%	3.2%	2.9%		
Efficiency ratio	64.9%	54.0%	67.0%		
ROAE	24.6%	21.8%	17.9%		
ROAA	1.28%	1.08%	0.92%		

Full year 2001 Results

Banco de Chile reported net income for the year ended December 31, 2001 of Ch$86,968 million (US$132.8 million), a 2.9% increase over the Ch$84,498 million (US$129.0 million) reported in 2000. The increase was attributable to a higher level of net interest revenue and fee income earned during the year, as well as a tax credit corresponding to the period, the effects of which were partially offset by higher provisions for loan losses and operating expenses associated with the pending merger with Banco Edwards.

Provisions for loan losses increased by 16.2% to Ch$45,887 million (US$70.1 million), reflecting the bank's conservative credit policies and weak macroeconomic conditions. Worth mentioning is that voluntary provisions amounting to Ch$4,250 million (US$6.5 million) made earlier in the year were reversed as part of the merger approval granted by the regulatory authorities.

QUIÑENCO S.A.
Enrique Foster Sur N° 20, floor N°14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101

As of December 2001, the Bank's loan portfolio varied only slightly from the same period in 2001, having grown 0.3% over the last twelve months. Loan expansion was strongest in contingent loans, consumer loans and mortgage loans, the effects of which were almost entirely offset by a contraction in commercial loans and other outstanding loans. Banco de Chile was the second ranked private bank in the country with a market share of 11.9% according to information published by the Chilean Superintendency of Banks for the period ended December 31, 2001. Its return on average equity (ROAE) for the twelve-month period reached 27.9%, significantly higher than the financial system's ROAE of 17.7%, according to the same source.

Fourth Quarter 2001 Results

Banco de Chile reported net income for the fourth quarter of 2001 of Ch$15,732 million (US$24.0 million), a sharp drop from the net income of Ch$21,709 million (US$33.2 million) reported in the fourth quarter of 2000. Fourth quarter 2001 results were affected by a high level of provisions for loan losses and non-recurring expenses associated with the merger, partially offset by a reversal of voluntary provisions made earlier in the year as part of the merger approval granted by the regulatory authorities.

BANCO EDWARDS

(in millions of Ch$ as of 12/31/2001)

	4Q 2000	3Q 2001	4Q 2001	YTD 2000	YTD 2001
Operating revenues	37,355	43,138	34,411	134,515	150,968
Provision for loan losses	(7,029)	(16,803)	(10,341)	(36,427)	(44,661)
Operating expenses	(24,852)	(23,558)	(29,347)	(87,128)	(97,402)
Net income (loss)	4,105	2,345	(4,234)	3,276	10,103
Loan portfolio	2,342,889	2,402,138	2,218,508		
Total assets	2,914,576	3,195,209	2,896,470		
Shareholders' equity	230,949	243,800	239,371		
Net interest margin	4.5%	6.1%	2.7%		
Efficiency ratio	66.5%	54.6%	85.3%		
ROAE	7.2%	3.9%	-7.0%		
ROAA	0.57%	0.30%	-0.55%		

Full year 2001 Results

Banco Edwards reported net income for the year ended December 31, 2001 of Ch$10,103 million (US$15.4 million), compared to net income of Ch$3,276 million (US$5.0 million) in 2000. The increase in net income was mainly attributable to a higher level of operating revenue, which was boosted by strong fee income growth, and increased net interest revenue. In addition, the bank reported a lower level of write-offs associated with assets received in lieu of payments which also served to improve bottom line results for the year, although the improvements were partially offset by the establishment of voluntary provisions and higher operating expenses, both related to the pending merger with Banco de Chile.

QUIÑENCO S.A.
Enrique Foster Sur N° 20, floor N°14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101

Provisions for loan losses increased by 22.6% to Ch$44,661 million (US$68.2 million), mostly related to the commercial loans, in particular one client in the telecommunications sector, and the aforementioned establishment of voluntary provisions in the fourth quarter.

As of December 2001, the Bank's loan portfolio had contracted by 5.3% from the same period in 2001 to Ch$2,218,508 million (US$3.4 billion). Loan contraction was most pronounced in commercial, foreign trade, contingent and other outstanding loans, the effects of which were partially offset by an increase in leasing contracts and consumer loans. As of December 2001, Banco Edwards was the fifth ranked private bank in the country with a market share of 7.3%, according to information published by the Chilean Superintendency of Banks. Its return on average equity (ROAE) for the twelve-month period reached 4.4%, well below that of the financial system's ROAE of 17.7% for the same period.

Fourth Quarter 2001 Results

Banco Edwards reported a net loss for the fourth quarter of 2001 of Ch$4,234 million (US$6.5 million), compared to net income of Ch$4,105 million (US$6.3 million) in the fourth quarter of 2000. The net loss reported in the fourth quarter was a result of non-recurring charges relative to the pending merger with Banco de Chile, which implied higher operating expenses, and the establishment of voluntary provisions.

FOOD & BEVERAGE SECTOR

The following table details Quiñenco's proportional share of income from investments in the food & beverage sector during 2000 and 2001:

(in millions of Ch$ as of 12/31/2001)

Sector	**FOOD & BEVERAGE**					
Company	Ownership %	4Q 2000	**YTD 2000**	3Q 2001	4Q 2001	**YTD 2001**
CCU	30.8%	4,750	8,167	(366)	3,594	11,817
Lucchetti	93.2%	(5,603)	(8,956)	(1,900)	(2,384)	(5,735)

CCU

(in millions of Ch$ as of 12/31/2001)

	4Q 2000	3Q 2001	4Q 2001	YTD 2000	YTD 2001
Sales	100,601	79,470	101,194	327,216	343,562
Operating income (loss)	21,640	4,809	19,107	40,705	43,652
Net income (loss)	15,426	(1,190)	11,671	26,525	38,377
Total assets	643,733	641,993	629,403		
Shareholders' equity	414,416	418,142	411,575		

QUIÑENCO S.A.
Enrique Foster Sur Nº 20, floor Nº14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101

Full Year 2001 Results
CCU's consolidated revenues increased by 5.0% in 2001 to Ch$343,562 million (US$524.7 million) as a result of a 3.5% increase in average prices and a 1.1% increase in volumes sold. The increase in revenues during the year was mainly attributable to the wine segment, which grew by over 23%. Revenues by core business can be broken down as follows: beer Chile (36.0%), beer Argentina (14.9%), soft drinks/mineral water (29.5%), wine (19.5%) and others (0.1%).

In spite of higher cost of goods sold related with raw material purchases abroad (7.3%) and a slight increase in SG&A expenses (1.5%), operating income increased by 7.2% to Ch$43,652 million (US$66.7 million) as a consequence of the aforementioned growth in sales. As a percentage of sales, CCU's operating margin reached 12.7%, compared to 12.4% in 2000.

Non-operating income was Ch$3,663 million (US$5.6 million) in 2001, compared to a non- operating loss of Ch$8,257 million (US$12.6 million) in the same period in 2000. Non-operating results were highly influenced by the sale of shares of Backus & Johnston (a Peruvian beer producer) in the first quarter of the year, which produced a gain on sale of Ch$16,698 million (US$25.5 million).

Net profit for the year reached Ch$38,377 million (US$58.6 million), an increase of nearly 45% over the year 2000, as a result of the improved operating performance and the aforementioned extraordinary gain on sale.

Fourth Quarter 2001 Results
The fourth quarter was difficult for CCU, complicated by the reigning economic instability in Argentina and a slowdown in consumption in Chile. Revenues increased by 0.6% in 4Q 2001 as a result of 2.1% higher average prices and a decrease of 1.6% in consolidated volumes. Costs were affected by a higher exchange rate in Chile. In addition, CCU experienced an increase in SG&A expenses during the period, explained by higher expenses in the wine and Chilean beer divisions.

The devaluation in Argentina and inventory revaluations impacted price level restatements, resulting in a price level restatement loss for the quarter of Ch$3,707 million (US$5.7 million). This, in addition to the aforementioned weak operating performance of the company, contributed to a reduction in net income of more than 24% during the fourth quarter of 2001 .

LUCCHETTI

(in millions of Ch$ as of 12/31/2001)

	4Q 2000	3Q 2001	4Q 2001	YTD 2000	YTD 2001
Sales	21,902	22,436	18,376	99,356	86,255
Operating income (loss)	(1,000)	738	(1,075)	3,532	2,647
Net Income (loss)	(6,443)	(2,185)	(2,554)	(10,298)	(6,407)
Total assets	138,764	141,531	119,230		
Shareholders' equity	37,001	34,163	47,124		

QUIÑENCO S.A.
Enrique Foster Sur N° 20, floor N°14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101

18

Full Year 2001 Results

Lucchetti reported sales of Ch$86,255 million (US$131.7 million) for the year 2001, down 13.2% from 2000, however comparative sales figures are somewhat distorted by the divestment of the Argentine operations in the first semester of 2001. Isolating the effects of the divestment, sales for the year would have decreased by 3.7% (to Ch$79,791 million (US$121.9 million) from Ch$82,867 million (US$126.6 million) in 2000. This drop in sales is the result of a 3% increase in sales in the Chilean operations and an 18% decrease in the Peruvian operations. Sales in Peru were affected by the continuing weak economic conditions, which resulted in low-priced product substitution. In addition, Lucchetti Peru experienced a sharp reduction in its market share which fell from 21% in 2000 to 17% in 2001, as a result of negative ad campaigns carried out by local politicians against the company for alleged environmental violations. The Chilean operations accounted for 72% of consolidated sales and the Peruvian operations for the remaining 28% (on a pro forma basis, excluding Argentina).

Operating profit was Ch$2,647 million (US$4.0 million), a significant decrease from the Ch$3,532 million (US$5.4 million) reported in 2000. Isolating the effects of the sale of the Argentine unit, operating profit would have dropped by 20.3% from Ch$3,063 million (US$4.7 million) to Ch$2,440 million (US$3.7 million). The decrease in operating profit (on a pro forma basis) is directly related to the reduced sales level in the Peruvian operations.

Lucchetti reported a net loss for the twelve months ended December 31, 2001 of Ch$6,407 million (US$9.8 million), down 37.8% from the net loss reported in 2000. Figures for the year 2000 included the one-time loss on the sale of the Argentine unit of Ch$7,323 million (US$11.2 million). Additionally, results in 2001 were positively affected by exchange rate gains and a tax credit amounting to Ch$2,786 million (US$4.3 million), which served to slightly offset the heavy non- operating losses reported during the period.

Fourth Quarter 2001 Results

Lucchetti reported sales of Ch$18,376 million (US$28.1 million) in the fourth quarter of 2001, down 16.1% compared to the same period in 2000. The decrease mostly corresponded to the divestment of the Argentine operation in mid-2001 and a reduction in Lucchetti Peru's sales, partially offset by an increase in sales in the Chilean operation.

The reduced sales level translated directly into an operating loss for the quarter. The operating loss increased by 7.5% in the fourth quarter to Ch$1,075 million (US$1.6 million) from Ch$1,000 million (US$1.5 million) in the fourth quarter of 2000.

Lucchetti reported a net loss for the fourth quarter of 2001 of Ch$2,554 million (US$3.9 million), a significant reduction from the Ch$6,443 million (US$9.8 million) net loss for the fourth quarter of 2000, which included the loss on the sale of Lucchetti's Argentine operations.

QUIÑENCO S.A.
Enrique Foster Sur N° 20, floor N°14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101

TELECOMMUNICATIONS SECTOR

The following table details Quiñenco's proportional share of income from investments in the telecommunications sector during 2000 and 2001:

(in millions of Ch$ as of 12/31/2001)

Sector	TELECOMMUNICATIONS					
Company	Ownership %	4Q 2000	**YTD 2000**	3Q 2001	4Q 2001	**YTD 2001**
Telsur	73.6%	1,675	5,639	1,529	2,049	6,239
Entel	5.7%	1,121	3,944	249	586	3,081

TELSUR

(in millions of Ch$ as of 12/31/2001)

	4Q 2000	3Q 2001	4Q 2001	YTD 2000	YTD 2001
Sales	11,255	10,946	11,855	42,878	45,341
Operating income (loss)	3,614	3,146	4,223	12,278	13,441
Net income (loss)	2,277	2,078	2,785	7,665	8,482
Total assets	117,685	127,950	131,731		
Shareholders' equity	53,717	54,267	54,996		

Full Year 2001 Results

Telsur's revenues reached Ch$45,341 million (US$69.2 million) in 2001, up by 5.7% from those reported in 2000, reflecting the company's expansion in the 8th region of Chile and the development of non-regulated services. Basic telephony services accounted for 55% of all revenues, followed by long distance services (12%), user access charges (9%), public telephones (6%), and other non-regulated services (18%), which include Internet provider services and equipment sales, among others.

Operating profit increased by 9.5% to Ch$13,441 (US$20.5 million) in 2001. The improved operating performance resulted not only from the higher sales level, but also from effective cost management which served to increase the company's operating margin from 28.6% of sales in 2000 to 29.6% of sales in 2001.

Net profit in 2001 amounted to Ch$8,482 million (US$13.0 million), representing a 10.7% increase from the Ch$7,665 million (US$11.7 million) reported in 2000. The improvement in bottom line results was almost entirely attributable to the increase in operational results during the year.

QUIÑENCO S.A.
Enrique Foster Sur N° 20, floor N°14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101

Fourth Quarter 2001 Results

Telsur's revenues in the fourth quarter of 2001 were Ch$11,855 million (US$18.1 million), up 5% from the sales level reported during the same period in 2000, reflecting the company's expansion into the 8th region of Chile and the growth of non-regulated services. The higher sales level translated directly into increased operating profits which grew by nearly 17% to Ch$4,223 million (US$6.4 million), in spite of a higher level of SG&A expenses associated with the commercial operations in Concepción. Net profit for the fourth quarter of 2001 amounted to Ch$2,785 million (US$4.3 million), up by over 22% over the same period in 2000 as a direct consequence of the increase in operating profit, which more than offset the higher interest expense reported in the quarter.

MANUFACTURING SECTOR

The following table details Quiñenco's proportional share of income from investments in the manufacturing sector during 2000 and 2001:

(in millions of Ch$ as of 12/31/2001)

Sector	**MANUFACTURING**					
Company	Ownership %	4Q 2000	**YTD 2000**	3Q 2001	4Q 2001	**YTD 2001**
Madeco	56.1%	(3,691)	(9,731)	(7,598)	(15,436)	(28,109)

MADECO

(in millions of Ch$ as of 12/31/2001)

	4Q 2000	3Q 2001	4Q 2001	YTD 2000	YTD 2001
Sales	86,058	86,826	51,049	312,293	331,912
Operating income (loss)	4,906	695	(1,243)	10,298	10,666
Net income (loss)	(6,580)	(13,627)	(27,595)	(17,307)	(50,096)
Total assets	451,207	463,970	404,699		
Shareholders' equity	160,201	162,375	123,343		

Full Year 2001 Results

Madeco's sales level increased by 6.3% to Ch$331,912 million (US$506.9 million) in 2001. Sales growth was led by the Wire and Cable business unit in Brazil and to a lesser extent, the aluminum profiles business unit. The increase in sales was partially offset by slight reductions in sales corresponding to the Brass Mills and Flexible Packaging business units. It should be pointed out that the accumulated growth in sales was mostly attributable to the first semester of 2001, owing to heavy demand from the telecom sector in Brazil in that period. Sales of the Wire and Cable business unit accounted for 57.6% of total sales, followed by Brass Mills (21.0%), Flexible Packaging (12.8%) and Aluminum Profiles (8.6%).

Operating profit grew by 4% to Ch$10,666 million (US$16.3 million) although the operating margin dropped to 3.2% of sales as a result of an increase in SG&A expenses, mainly associated with restructuring costs incurred with respect to the Argentine and Brazilian subsidiaries. Operating profit of the Wire and Cable business unit accounted for 89.6% of total operating profit, followed by Brass Mills (6.0%), Flexible Packaging (0%) and Aluminum Profiles (4.4%).

QUIÑENCO S.A.
Enrique Foster Sur N° 20, floor N°14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101

Although Madeco reported an improvement at the operating level in terms of sales and operating profits, it was heavily affected by the poor market conditions in Brazil during the second half of the year for wire and cable products, the severe recession and subsequent devaluation in Argentina and to a lesser extent, a deterioration in external market conditions, which hampered exports. These conditions in Madeco's main markets led to further restructurings aimed at reducing headcount and the temporary closing of its Argentine subsidiary, Decker- Indelqui.

As a result, Madeco reported heavy non-operational losses in 2001, mostly due to charges made in the fourth quarter in connection with the devaluation in Argentina and asset write-downs of its plant facilities in that country. In addition, Madeco reported price-level restatement losses generated by the drop in the price of copper and exchange rate losses related to the devaluation of the Chilean peso, Brazilian real and the Argentine peso vis-à-vis the US dollar. Non-operating losses amounted to Ch$61,647 million (US$94.1 million) in 2001.

Madeco's bottom line for the year 2001 directly reflects the aforementioned non-operating losses. The net loss for the period amounted to Ch$50,096 million (US$76.5 million), significantly greater than the Ch$17,307 million loss (US$26.4 million) reported in 2000.

Fourth Quarter 2001 Results

Madeco's sales level in the fourth quarter of 2001 fell by over 40% to Ch$51,049 million (US$78.0 million) as a result of lower sales volume and foreign currency translations related to the Brazilian Wire and Cable operations. The Brazilian subsidiaries have been hard hit by a dramatic decrease in demand by the telecom sector. Additionally, the events of September 11th impacted Madeco's exports of Brass Mills products and the severe recession in Argentina further exacerbated sales in the fourth quarter. Sales of the Wire and Cable business unit accounted for 40.6% of total sales, followed by Brass Mills (27.0%), Flexible Packaging (17.4%) and Aluminum Profiles (14.9%).

The reduction in Madeco's sale level in the fourth quarter led to operating losses in the wire and cable and brass mills business units. The operating loss for the period amounted to Ch$1,243 million (US$1.9 million), compared to operating profit of ChS4,908 million (US$7.5 million) in the same period in 2000.

Madeco's net loss was Ch$34,375 million (US$52.5 million), compared to a loss of Ch$7,199 million (US$11.0 million) in the fourth quarter of 2000 as a result of the heavy non-operating losses which included the write-down of assets in Argentina and restructuring costs incurred in the period.

QUIÑENCO S.A.
Enrique Foster Sur N° 20, floor N°14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101

REAL ESTATE/HOTEL ADMINISTRATION

The following table details Quiñenco's proportional share of income from investments in the real estate/hotel administration sector during 2000 and 2001:

(in millions of Ch$ as of 12/31/2001)

Sector	**REAL ESTATE/HOTEL ADMINISTRATION**					
Company	Ownership %	4Q 2000	**YTD 2000**	3Q 2001	4Q 2001	**YTD 2001**
Hoteles	89.8%	(48)	(1,035)	(384)	(232)	(1,042)
Carrera Habitaria	50.0%	35	(412)	182	439	209

HOTELES CARRERA

(in millions of Ch$ as of 12/31/2001)

	4Q 2000	3Q 2001	4Q 2001	YTD 2000	YTD 2001
Sales	2,183	1,509	1,970	7,452	7,359
Operating income (loss)	46	(290)	(100)	(453)	(540)
Net income (loss)	(53)	(422)	(248)	(1,140)	(1,140)
Total assets	24,288	23,769	23,499		
Shareholders' equity	13,942	13,052	15,066		

Full Year 2001 Results

Hoteles Carrera's sales decreased by 1.2% to Ch$7,359 million (US$11.2 million) in 2001. The slight decrease in revenues during the year was mainly related to a lower occupancy rate and lower average rates in the Santiago hotel. In general terms, the luxury hotel segment in Santiago experienced a sluggish year which was further exacerbated by the events of September 11th. The decrease in revenues related to the Santiago hotel was partially offset by higher average occupancy rates and tariffs in the hotels located in the north of Chile, although they too were affected by low tourist demand.

Carrera reported a net loss in 2001 of Ch$1,140 million (US$1.7 million), similar to the loss reported in the same period of 2000, as a result of the difficult conditions surrounding the hotel industry which continue to be aggravated by the weak internal consumer demand.

Fourth Quarter 2001 Results

Hoteles Carrera's sales revenue dropped by 9.8% to Ch$1,970 million (US$3.0 million) during the fourth quarter of 2001, reflecting the prevailing tendency in tourism-related industries following the events of September 11th, which coupled with weak internal demand, has continued to negatively affect occupancy rates and average daily rates. Hoteles Carrera reported an operating loss during the fourth quarter of 2001 of Ch$100 million (US$153 thousand) and a net loss of Ch$248 million (US$379 thousand) as a result of the aforementioned problems.

QUIÑENCO S.A.
Enrique Foster Sur N° 20, floor N°14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101

HABITARIA

(in millions of Ch$ as of 12/31/2001)

	4Q 2000	3Q 2001	4Q 2001	YTD 2000	YTD 2001
Sales	4,149	6,534	9,851	6,501	19,474
Operating income (loss)	(45)	452	1,161	(924)	996
Net income (loss)	(80)	363	878	(967)	417
Total assets	41,436	49,752	48,898		
Shareholders' equity	13,664	15,156	16,028		

Full Year 2001 Results

Habitaria reported a net profit of Ch$417 million (US$637 thousand), its first since the initiation of its activities in 1998. During 2001, Habitaria reported a sales increase of 200% compared to 2000, reflecting the increase in activity seen in Chile's real estate market which was stimulated by low prevailing interest rates and Habitaria's larger overall project inventory available for sale. Since Habitaria recognizes income (and its corresponding cost) related to the sale of its apartments upon complete delivery, revenues do not fully reflect apartments sold under agreement for future delivery during the period. Administration and overhead expenses are recognized when incurred. Therefore, financial results may reflect a mis-matching of revenues and expenses.

During 2001, Habitaria delivered 398 apartments. During the same period, Habitaria pre-sold an additional 126 apartments to be delivered in future periods. Its inventory as of December 31, 2001 was 861 apartments.

Fourth Quarter 2001 Results

During the fourth quarter of 2001, Habitaria reported net income of Ch$878 million (US$1.3 million). In the fourth quarter of 2001, Habitaria registered sales of 180 units, which implied an increase in sales revenue of 137% compared to the same quarter in 2001.

#

All of Quiñenco's Earnings Releases and Press Releases and other relevant information on the Company, *including quarterly financial statements, are available for viewing on the Company's website:*

www. quinenco.cl

QUIÑENCO S.A.
Enrique Foster Sur N° 20, floor N°14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101

SIGNATURE

Pursuant to the requirements of the Securites Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUIÑENCO S.A.

By: ______________________________

Name: Luis Fernando Antúnez
Title: Authorized Representative

Dated: March 27, 2002